June 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dillon Hagius

Re:	Iron Spark I Inc.

Registration Statement on Form S-1

Filed March 2, 2021, as amended

File No. 333-253775 (the “Registration Statement”)

Dear Mr. Hagius:

Reference is made to our letter, filed as correspondence via EDGAR on June 3, 2021, in which we, the representative of the several underwriters (the “Representative”), joined in the request of Iron Spark I Inc. (the “Company”) to accelerate the effective date of the above-referenced Registration Statement for June 7, 2021, at 4:00 p.m. Washington D.C. time, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”). The Company is no longer requesting that such Registration Statement be declared effective at such time and we, as Representative, hereby join in the request of the Company to withdraw such request.

We, as Representative, hereby join in the request of the Company, pursuant to Rule 461 of the General Rules and Regulations under the Act, the acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective for June 8, 2021, at 4:00 p.m. Washington D.C. time, or as soon thereafter as practicable. Pursuant to Rule 460 of the General Rules and Regulations under the Act, we, as Represenative, advise that approximately 50 copies of the Preliminary Prospectus dated June 8, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

We, as Represenative, advise that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
as Representative of the Several Underwriters

By:	/s/ Josh Kamboj
Name: Josh Kamboj
Title: Vice President, GCM

Signature Page to Withdrawal Request